March 15, 2010

Mitsubishi UFJ Financial Group, Inc.
7-1 Marunouchi 2-chrome
Chiyoda-ku Tokyo 100-8330
Japan
Attention: Takeaki Ishii

Re: **Mitsubishi UFJ Financial Group, Inc.**
        File No. 333-98061-99
        Form 20-F for the fiscal year ended March 31, 2009, filed September 2, 2009

Dear Ladies and Gentlemen:

        We have reviewed your filing and have the following comments. Our accounting review is limited to the specific comments issued. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Risk Factors, page 7</u>

1. Please undertake in your future filings, to disclose that this section contains all material risks.

2. Please provide to us and undertake to include in your future filings, revision of this section to comply with Item 3(D) of Form 20-F which requires that you disclose in this section "risk factors specific to the company or its industry and making an offering speculative or one of high risk…." Please review each of the thirty four risks you included in this section and either remove or revise those risk factors that are not specific to you or do not pose a high risk including, but not limited to, the following:

    - the tenth risk factor, which is on page 12, relating to the risks from a downgrade of your credit ratings;
    - the seventeenth risk factor, which is on page 15, relating to risks of "various system, political and social risks;"
    - the twentieth risk factor, which is on page 16, relating to risks of your possible violations of laws and from changes in laws;
    - the twenty-fourth risk factor, which is on page 19, relating to the risks from losses in your pension plan and a decline in returns;
    - the twenty-sixth risk factor, which is on page 19, relating to the risks from the costs of implementing effective internal controls;
    - the twenty-seventh risk factor, which is on page 20, relating to unidentified or unanticipated risks;
    - the twenty-eighth risk factor, which is on page 20, relating to protection of confidential information;
    - the twenty-ninth risk factor, which is on page 20, relating to the risks from damage to your reputation; and
    - the thirty-fourth risk factor, which is on page 22, relating to the risks from exchange rate fluctuations.

3. Please provide to us and undertake to include in your future filings, revision of each of your sub captions, to comply with the following:

    - Item 503(c) which requires that you set forth each risk factor under a sub caption that adequately describes the risk;
    - sample comment 36 to Staff Legal Bulletin No.7, which directs that you revise each subheading to "ensure it reflects the risk that you discuss in the text" rather than "merely state a fact about your business…succinctly state in your subheadings the risks that result from the facts or uncertainties;" and
    - sample comment 37 to Staff Legal Bulletin No.7, which directs that you revise each subheading to eliminate language that is "too vague and generic to adequately describe the risk that follows."

    For instance, the caption to your first and second risk factors merely state you "may have difficulty" does not comply with the applicable requirements. Please eliminate references such as "other factors" (in the caption to the third risk factor) or "other risks" (in the caption to the fifth risk factor).

4. Please provide to us and undertake to include in your future filings, revision of each risk factor to comply with the following:
   - Securities Act Release No. 33-7497 which requires that you "place any risk factor in context so investors can understand the specific risk as it applies to your company and its operations;"
   - sample comment 34 to Staff Legal Bulletin No.7, which directs that you provide the information investors need to "assess the magnitude" of each risk and "explain why" each risk may result in a material adverse effect on you; and
   - sample comment 38 to Staff Legal Bulletin No.7, which directs that you include "specific disclosure of how your [operations] [financial condition] [business] would be affected" by each risk.

   For instance, many of your risk factors merely refer to your "exposure" to various risks. Others merely state that you "may be adversely affected" without any indication of how you could be affected and the magnitude of the risk.

Risks Relating to Our Business, page 7

5. Please provide to us and undertake to include in your future filings, revision of the first risk factor, which is on page 7, as follows:
   - explain why almost five years after the merger with UFJ you believe the risks from integration are still of such magnitude that they make an offering of your securities speculative or one of high risk;
   - disclose when you plan to complete the integration process;
   - quantify any "significant unanticipated additional costs" from the five year integration process and indicate the extent to which any of these costs occurred in the past fiscal year:
   - disclose the extent to which "expected revenue synergies" that you previously disclosed have not materialized due to problems in integrating the two companies; and
   - provide a cross reference to more detailed discussion of your continued integration problems, as required by Item 3D of Form 20-F.

6. Please provide to us and undertake to include in your future filings, revision of the second risk factor, which is on page 8, to replace it with separate risk factors addressing risks specific to you from particular transactions instead of a generic risk factor that addresses generalized risks from "recently completed and planned mergers and other business combinations." Please delete references to "various material risks", "various risks," and "other risks" and replace them with descriptions of actual risks that you believe make an offering of your securities speculative or one of high risk. Please provide the information investors need to "assess the magnitude" of each risk and "explain why" each risk may result in a material adverse effect on you.

7. Please provide to us and undertake to include in your future filings, revision of the fourth risk factor, which is on page 10, to quantify the "large amounts" of marketable equity securities and to quantify the "significant portion" which are securities of Japanese issuers consistent with sample comment 34 to Staff Legal Bulletin No.7, which directs that you provide the information investors need to "assess the magnitude" of each risk.

8. Please provide to us and undertake to include in your future filings, revision of the fifth risk factor, which is on page 10, to separate the risks associated with you trading activities from your investment activities that make an offering of your securities speculative or one of high risk. Please quantify the amount of trading activities and the amount invested in derivatives consistent with sample comment 34 to Staff Legal Bulletin No.7, which directs that you provide the information investors need to "assess the magnitude" of each risk. Describe the "variety of financial instruments" to which you refer.

9. Please provide to us and undertake to include in your future filings, revision of the sixth risk factor, which is on page 11, to address the risks specific to you (as opposed to the generic discussion) from "problem loans" that make an offering of your securities speculative or one of high risk as follows:
    - define the term "problem loans;"
    - quantify the amount of "problem loans" in your loan portfolio consistent with sample comment 34 to Staff Legal Bulletin No.7, which directs that you provide the information investors need to "assess the magnitude" of each risk;
    - provide a breakdown of the types of loans that have been the major causes of losses and the geographic locations of these loans;
    - replace your generic discussion with a discussion of the particular reasons that you currently face heightened risks of loan losses that you believe make an offering of your securities speculative or one of high risk; and
    - explain the risks caused by your relative small increases in your allowance for credit losses in the past three years despite the trend of substantial increases in net loan charge offs and the heightened risks.

10. Please provide to us and undertake to include in your future filings, revision of the seventh risk factor, which is on page 11, to address the risks specific to you from actual economic conditions in Japan that make an offering of your securities speculative or one of high risk including but not limited to the following:
    - the amount and percentage of your loans and assets   that are in Japan and the amount and percentage of your investment portfolio that consist of Japanese national government and agency bonds consistent with sample comment 34 to Staff Legal Bulletin No.7, which directs that you provide the information investors need to "assess the magnitude" of each risk;

- the magnitude of and the risks to you of the ongoing recession in Japan;
- the magnitude of and the risks to you from deflation, including drops in prices and wages, that has continued to adversely affect Japan;
- the magnitude of and the risks to you of the continued decline and/or minimal of growth in gross domestic product in Japan; and
- the risks to you from the magnitude of public debt of the Japanese government and the recent threatened downgrade of the rating of its sovereign debt.

11. Please provide to us and undertake to include in your future filings, revision of the eighth risk factor, which is on page 11, to disclose, in the first bullet point, the amount of loans extended to other financial institutions and, in the fourth bullet point, the value of equity investment in other financial institutions. Describe any other business relationships you have with other financial institutions including derivative transactions. Please distinguish between direct risks to you as a lender, investor any other business relationship and indirect risks.

12. Please provide to us and undertake to include in your future filings, revision of the fifteenth risk factor, which is on page 14, to address the risks specific to you from losses in guaranteed trusts that make an offering of your securities speculative or one of high risk as follows:
    - quantify the amount of your guaranteed trusts and the amount of the reserves;
    - explain why you state in the sub caption and the first sentence that you "may" have to compensate for losses; and
    - disclose the extent to which you have compensated for such losses in each of the past three fiscal years.

13. We note the disclosure on page 17 relating to your operations with entities in or affiliated with Iran and Syria, countries identified by the U. S. Department of State as state sponsors of terrorism. We note also your letters to the staff dated September 7, 2006, October 19, 2006, and November 28, 2006, in which, in connection with our review of your Form 20-F for the fiscal year ended March 31, 2005, you discussed your operations in Cuba and Sudan, countries also identified by the United States as state sponsors of terrorism, as well as your operations in Iran and Syria. In connection with that review, you advised us by letter dated October 19, 2006 that, to the best of your knowledge, the proceeds of your loans to entities in or affiliated with those countries, as well as your other activities and financial transactions related to those countries, did not involve goods or services that might be considered dual-use items or used for military purposes.

Please clarify for us whether you continue to engage in operations relating to Cuba and Sudan. Please also discuss the nature and extent of any operations relating to those countries, and the nature and extent of your operations relating to Iran and Syria, since your letter dated November 28, 2006, including whether any of those operations involved good or services that might be considered dual-use items or items used for military purposes.

14. Please provide to us and undertake to include in your future filings, revision of the twenty second risk factor, which is on page 17, to disclose when you have to refinance your subordinated debt which you discuss in the second paragraph which is on page 18. Please disclose the reasons why there is a high risk that you will not be able to refinance and provide a cross reference to more detailed discussion of your subordinated debt problems, as required by Item 3D of Form 20-F.

15. Please provide to us and undertake to include in your future filings, revision of the twenty third risk factor, which is on page 18, as follows:
   - revise the sub caption and the text to state the risk(s) to you if the valuations change and to delete your reference to "otherwise;"
   - quantify, in absolute and percentage terms, the "substantial portion" of your assets that are financial instruments that you carry at fair value; and
   - eliminate the duplication from the risks set forth in this risk factor from those set forth in the third, ninth and sixteenth risk factors.

Risks Relating to Owning Our Shares, page 21

16. Please provide to us and undertake to include in your future filings, revision of the thirty-first risk factor, which is on page 21, as follows:
   - correct the sub caption to revise the phrase "may be different" to state that the rights under Japanese law "are" different from those in the US as you do in the text;
   - replace your reference (on the fourth line) that shareholders rights in Japan "are different in some respects" from those in the US to identify the differences between the rights of shareholders of U.S. companies and the rights of shareholders of Japanese companies; and
   - explain the meaning of your statement that "you may have more difficulty in asserting your rights as a shareholder" in Japan than you would in the US.

17. Please provide to us and undertake to include in your future filings, revision of the thirty-second risk factor, which is on page 21, to clarify in the caption and the text the current state of the law in Japan as to the enforceability of judgments of US courts and claims based on the US securities laws. Explain the source and the

extent of the "doubt as to enforceability" to which you refer in the last sentence. Please provide a cross reference to more detailed discussion of the risks to security holders relating service of process and enforceability issues, as required by Item 3D of Form 20-F.

Risks Relating to Owning Our ADSs, page 21

18. Please provide to us and undertake to include in your future filings, revision of the thirty-third risk factor, which is on page 21, to
    - revise your statement in the fourth line that a holder of your ADSs "may" not be entitled to the same rights as a shareholder to reflect your statement that certain rights are only available to holders of shares not ADSs;
    - identify those rights that a shareholder of a US company has that a holder of your American Depository Shares does not have;
    - describe the risks to holders of having to enforce their rights through the depositary;
    - provide a cross reference to more detailed discussion of the risks to security holders in terms of fewer legal rights because you are a Japanese as opposed to an American company and because the securities are ADSs as opposed to common stock, as required by Item 3D of Form 20-F;
    - disclose the risk that under the terms of the Deposit Agreement, the rights of holders of ADS's can be changed without their consent or advance notice; and
    - disclose that all communications from the company to holders of ADS's including annual reports, notices and voting materials are in Japanese.

Business Overview, page 25

19. Please provide to us and undertake to include in your future filings, revision of the introductory three paragraphs on page 25 to disclose the reasons why you became a US bank holding company and the benefits and detriments to you.

Item 5. Operating and Financial Review and Prospects, page 46

20. Please provide to us and undertake to include in your future filings, revision of this section to comply with the Commission's interpretive Release Number 33-6835 dated May 18, 1989, as directed in Instruction 1 to Item 5 of Form 20-F including, but not limited to, the following:

- provide "both a short and long-term analysis of the business of the company;"
- "identify and address those key variables and other qualitative and quantitative factors which are peculiar to and necessary for an understanding and evaluation of the individual company; " and
- provide disclosure and analysis of "currently known trends, events and uncertainties that are reasonably expected to have material effects."

21. Please provide to us and undertake to include in your future filings, revision of this section to comply with Item 5 of Form 20-F which requires that you provide the following:
    - "management's explanation of factors that have affected the company's financial condition and results of operations for the historical periods covered by the financial statements;" and
    - "management's assessment of factors and trends which are anticipated to have a material effect on the company's financial condition and results of operations in future periods."

Introduction, page 47

22. We note that this section is over fifty pages long. Please provide to us and undertake to include in your future filings, revision of the introduction to provide an overview of the most material analysis that you set forth in the subsequent fifty pages.

23. Please provide to us and undertake to include in your future filings, revision of the subsection entitled "Key Financial Figures," on page 47, to provide analysis of the figures rather than simply disclose the figures and listing the components of each. For instance, provide analysis of the following trends:
    - the reasons why your net income dropped from over 581 billion Yen in 2007 to a loss of over 542 billion Yen in fiscal year 2008 to a loss of over 1.46 trillion Yen in fiscal year 2009;
    - the reasons why your provision for loan losses increased from over 358 billion Yen in 2007 to over 385 billion Yen in fiscal year 2008 to over 626 billion Yen in fiscal year 2009;
    - the reasons why your non interest income dropped dramatically from over 1.77 trillion Yen in fiscal year 2008 to only 175 billion Yen in fiscal year 2009; and
    - the reasons why your assets dropped from over 195 trillion Yen in fiscal year 2008 to over 193 trillion Yen in fiscal year 2009; and
    - the reasons why you increased your stock based compensation to directors, executive officers and your auditors

- in 2007, stock acquisition rights to acquire an aggregate of 371,700 shares which rights were worth an aggregate of over 383 million Yen based on the difference between the exercise price and the stock price on the date the rights were issued in 2007;
- in 2008, stock acquisition rights to acquire an aggregate of 518,500 shares which rights were worth an aggregate of over 478 million Yen based on the difference between the exercise price and the stock price on the date the rights were issued in 2008; and
- in 2009, stock acquisition rights to acquire an aggregate of 733,800 shares which rights were worth an aggregate of over 357 million Yen based on the difference between the exercise price and the stock price on the date the rights were issued in 2009.

Please also summarize management's assessment of whether it anticipates these trends will remain and the extent to which they are anticipated to have a material effect on the company's financial condition and results of operations in future periods.

24. Please provide to us and undertake to include in your future filings, revision of the subsection entitled "Core Business Areas," on page 48, to revise your chart that "illustrates the relative contributions to operating profit" to show the sources of your losses in 2009.

25. Please provide to us and undertake to include in your future filings, disclosure and analysis of the geographical sources of your losses in 2009.

Recent Developments, page 50

26. Please provide to us and undertake to include in your future filings, revision of this section to provide analysis including but not limited to:
    - an overview which presents analysis of your recent strategy of acquisitions, alliances, sale of a billion shares of your common stock and sale of 1.07 trillion Yen in preferred stock;
    - analyze the reason(s) for adopting such a strategy between October 2008 and July 2009 a time when you are suffering enormous losses and when the financial markets and financial industry is in turmoil; and
    - analyze the costs and benefits to you and to your shareholders of each acquisition and each sale of securities; and
    - disclose the price at which you sold common stock, the dilution to shareholders and more detail regarding your use of proceeds.

27. Please provide to us and undertake to include in your future filings, revision of the subsection entitled "Effects of Challenging Business Environment in Recent Periods" on page 52, to provide more analysis including the following:
    - revise the sub caption to more accurately reflect the content of the section;
    - replace the phrases "challenging business environment" or "difficult business environment" with more accurate phrases as you use elsewhere such as on page 54 when you characterize it as "severe";
    - provide more analysis of the Japanese economy and your business in Japan including the extent to which you are dependent on your Japanese business; and
    - provide more analysis as to the effect of higher costs and lower fees and income and higher losses on your net income; and
    - provide analysis of your reasons for increasing your investment in Japanese national government bonds and Japanese government agency bonds from 16 trillion Yen in 2008 to almost 24 trillion Yen in 2009.

    Given the significance of this section please move it to the forefront of Item 5.

Operating Results, page 67

28. Please provide to us and undertake to include in your future filings, a revised section as follows:
    - provide more detail regarding the "causes of material changes from year to year" and "significant factors …materially affecting the company's income from operations" as required by Item 5 of Form 20-F including but not limited to revising the second paragraph on page 67 to analyze the causes of the trend of declining net income from a gain of 581 billion Yen in 2007 to a loss of 542 billion Yen in 2008 to a loss of over 1.46 trillion Yen in 2009; and
    - provide "managements assessment" of whether it anticipates these trends will have a material effect in future periods as required by Item 5 of Form 20-F.

Liquidity and Capital Resources, page 84

29. Please provide to us and undertake to include in your future filings, a revised section as follows:
    - provide more detail, in the first paragraph on page 84, of the reasons for the 2.27 trillion drop in total assets from 2008 to 2009;
    - please analyze, on page 85, the reasons for material changes from 2008 to 2009 in the amounts of domestic manufacturing and consumer loans and the amount of foreign commercial and industrial loans;

- analyze, on page 86, in greater detail the reasons for the dramatic increase in provision for credit losses and charge-offs and identify the industry segments and the countries that were the major causes and provide "managements assessment" of whether it anticipates these trends will have a material effect in future periods as required by Item 5 of Form 20-F;
- analyze, on page 93, your reasons for increasing by approximately fifty percent your investment in Japanese government bonds and decreasing your investments in corporate bonds and marketable equity securities.

Compensation, page 114

30. We note that you disclose the aggregate "remuneration" paid to directors and corporate auditors. Please provide to us and undertake to include in your future filings, disclosure of the amount of compensation paid and benefits in kind granted to directors or members of your administrative, supervisory or management bodies, as required by Item 6(B)(1) of Form 20-F. Please confirm to us that you are not required by Japanese law and you do not otherwise publicly disclose compensation paid to any of your individual directors or members of your administrative, supervisory or management bodies.

Major Shareholders, page 121

31. Please provide to us and undertake to include in your future filings, a revised section as follows:
    - provide more detail regarding the names of the beneficiaries or an indication of the number of beneficiaries in each account;
    - indicate whether major shareholder have different voting rights or an appropriate negative statement, as required by Item 7(A)(1)(c);
    - delete your statement, on page 121, that the preferred stock is "non-voting" and indicate in a footnote the circumstances under which it has voting rights; and
    - disclose that the class 11 preferred stock is convertible into common stock.

* * * * * * * * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;
· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;   and
· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact either Jonathan E. Gottlieb at (202) 551-3416 or me at (202) 551-3434 with any questions.

Sincerely,

Michael Clampitt
Senior Attorney

c.c.:   Mitsubishi UFJ Financial Group, Inc.
        1251 Avenue of the Americas 14F
        CF BTMU Planning Office
        New York, New York 10020-1104
        Attention: Sasaki